September 2, 2022

VIA EDGAR

Re:	Rentokil Initial plc Registration Statement on Form F-4 File No. 333-265455

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Rentokil Initial plc (the “Company”) hereby requests acceleration of effectiveness of its registration statement on Form F-4 (File No. 333-265455), as amended (the “Registration Statement”), to 4:30 p.m. Eastern Time on September 7, 2022, or as soon as practicable thereafter.

The Company hereby authorizes William H. Aaronson of Davis Polk & Wardwell LLP to orally modify or withdraw this request for acceleration.

Please contact Mr. Aaronson at (212) 450-4397 or william.aaronson@davispolk.com with any questions you may have concerning this letter, or if you require any additional information. Please notify Mr. Aaronson when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours,

RENTOKIL INITIAL PLC

By:	/s/ Catherine Stead
Name:	Catherine Stead
Title:	Company Secretary

cc:	William H. Aaronson, Davis Polk & Wardwell LLP
John B. Meade, Davis Polk & Wardwell LLP
Andrew R. Brownstein, Wachtell, Lipton, Rosen & Katz
Karessa L. Cain, Wachtell, Lipton, Rosen & Katz